**Realworld.com, LLC**
**Statement of Cash Flows**
**(Unaudited)**

|  | For the Period October 19, 2022 (Inception) to December 31, 2022 |
| --- | --- |
| **Cash flows from operating activities:** |  |
| Net loss | $ (45,371) |
|  |  |
| Changes in operating assets and liabilities: |  |
| Accrued interest payable | 1,216 |
| Net cash used in operating activities | (44,155) |
|  |  |
| **Cash flows from investing activities** |  |
| Net cash used in investing activities | - |
|  |  |
| **Cash flows from financing activities:** |  |
| Proceeds from sale of promissory notes | 75,000 |
| Net cash provided by financing activities | 75,000 |
|  |  |
| **Net cash increase for period** | 30,845 |
| Cash at beginning of period | - |
| **Cash at end of period** | $ 30,845 |

Supplemental disclosure of cash flow information:
Cash paid during the period for:

| | |
| --- | --- |
| Income taxes | $ - |
| Interest | $ - |